NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock (the 'Common Stock') of Deerfield Capital Corp. (the 'Company) from listing and registration on the Exchange at the opening of business on January 20, 2009, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in view of the Company's decision to terminate its REIT status, effective January 1, 2008, without qualifying for original listing as a corporation as required by NYSE rules. The Company had also previously fallen below the NYSE's continued listing standard for share price, but is currently trading above $1.00 after completing a board approved share action. The Company transferred the listing of its Common Stock to NYSE Alternext US LLC on November 20, 2008. 1. The Exchange's Listed Company Manual, Sections 802.01B, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer with respect to a REIT if it fails to maintain its REIT status (unless the resultant entity qualifies for an original listing as a regular operating company). 2. The Exchange, on November 18, 2008, determined that the Common Stock should be suspended from trading before the opening of the trading session on November 20, 2008, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on November 18, 2008. 3. Pursuant to the above authorization, a press release was issued on November 18, 2008 and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on November 18, 2008 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on November 20, 2008. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. On November 18, 2008, the Exchange received an email from the Company advising that it formally waived its right to a hearing relative to the delisting of the stated Common Stock.